EXTRA SPACE STORAGE INC.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

November 9, 2005

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549-4561

Re:	Extra Space Storage Inc.
Registration Statement on Form S-3 (File No. 333-128504)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Extra Space Storage Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date hereof) filed under the Securities Act be accelerated to 2:00 p.m., New York City time, on November 14, 2005, or as soon thereafter as practicable.

In regards to the Registration Statement, we acknowledge the following:

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement.

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective or providing comments or changes to disclosure, does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The Company may not assert Staff comments and the Staff’s action in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

EXTRA SPACE STORAGE INC.

By:	/s/ Charles L. Allen
Name: Charles L. Allen
Title: Senior Vice President, Senior Legal Counsel and Secretary